Exhibit 8.1

March 2, 2009

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Ladies and Gentlemen:

We have acted as United States federal income tax counsel to The Blackstone Group L.P., a Delaware limited partnership (the “Partnership”), in connection with the issuance by the Partnership of an aggregate of 15,789,474 common units representing limited partner interests in the Partnership (the “Common Units”) pursuant to the Registration Statement (Registration No. 333-                     ) on Form S-3, dated March 2, 2009, as amended through the date hereof (the “Registration Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. In connection with the transactions contemplated by an exchange agreement, the Partnership may issue Common Units to holders of Blackstone Holdings partnership units upon an exchange of Blackstone Holdings partnership units by such holders. The time and date on which the Common Units are first issued pursuant to the Registration Statement is hereafter referred to as the “Closing Time.”

We have examined the Amended and Restated Agreement of Limited Partnership of The Blackstone Group L.P., dated June 27, 2007, among Blackstone Group Management L.L.C., a Delaware limited company (the “Managing General Partner”) and the limited partners from time to time party thereto (the “Partnership Agreement”); the Registration Statement; and the Representation Letter, dated the date hereof, delivered to us by the Managing General Partner, a copy of which is attached hereto as Annex A. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Partnership and Managing General

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Partner, and have made such other and further investigations, as we have deemed necessary or appropriate as a basis for the opinion hereinafter set forth. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.

In rendering our opinion, we have assumed, with your permission, that the representations made by the Managing General Partner in the Representation Letter are true, complete and correct at all times up to and including the Closing Time and have assumed further that where the representations relate to a future state of facts, the actual state of facts will be consistent at all times with the state of facts represented by the Managing General Partner. For purposes of rendering the opinion set forth below, we have also assumed that the Partnership and the Managing General Partner (the “Principal Entities”) have been and will be operated in the manner described in the Registration Statement and in accordance with their respective organizational documents. Because the Common Units will be publicly traded and the Partnership will have to satisfy the “qualifying income” test of Section 7704(d) of the Internal Revenue Code of 1986, as amended (the “Code”), this opinion is based on the assumption that, as set forth in the Representation Letter, at least 90% of the gross income of the Partnership for each of its taxable years will consist of “qualifying income” within the meaning of Section 7704(d) of the Code. We have also assumed, for purposes of our opinion, that (i) each Principal Entity has been duly formed and is validly existing and in good standing under the law of its jurisdiction of formation; (ii) each Principal Entity has the power and authority to execute and deliver each Agreement to which it is a party and to own its properties and carry on its business as described in the Registration Statement, (iii) each Agreement has been duly authorized, executed and delivered by each Principal Entity party thereto and is a valid and legally binding obligation of such Principal Entity, enforceable against such Principal Entity in accordance with its terms, (iv) when duly issued and delivered against payment therefor in accordance with the terms of the Registration Statement, the Common Units will be duly and validly issued and (v) each holder of Common Units is a limited partner under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act, as amended.

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The United States Congress has recently considered legislation that would tax as corporations publicly traded partnerships that directly or indirectly derive income from investment adviser or asset management services. The proposals in their current form would appear to apply to the Partnership and to cause the Partnership to be treated as a corporation for United States federal income tax purposes, in one case after 2012 and in another case immediately. In addition, the United States Congress has recently considered legislation that would treat as ordinary income for the performance of services any income of a partner from a partnership if the partner directly or indirectly provides services to the partnership in the active conduct of a trade or business (such as carried interest), subject to certain exceptions. The proposal in its current form would appear to apply to the Partnership and could cause substantial amounts of expected income of the Partnership not to be qualifying income for purposes of Section 7704(d) of the Code. It is unclear whether or in what form any such legislation will be enacted. The opinion set forth below is based on current federal income tax law, not including any of the above proposed legislation. If any of the above proposed legislation, or any similar legislation, were to be enacted into law, it could affect our opinion.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that the Partnership will be treated as a partnership, and not as an association or publicly traded partnership (within the meaning of Section 7704 of the Code) taxable as a corporation, for U.S. federal income tax purposes.

Our opinion is based on the Code, Treasury Regulations, administrative interpretations, and judicial precedents as of the date hereof. If there is any subsequent change in the applicable law or regulations, if there are subsequently any new applicable administrative or judicial interpretations of the law or regulations, or if there are any changes in the facts or circumstances surrounding the offering of the Securities, the opinion expressed herein may become inapplicable.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences under any state, local or foreign law, or with respect to other areas of United States federal taxation. We do not express any opinion herein concerning any law other than the federal income tax law of the United States.

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This opinion is rendered to you in connection with the above-described transaction. This opinion may not be relied upon by you for any other purpose, or relied upon by any other person, firm or corporation without our prior written consent.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP